SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

          On or about April 7, 2008 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2008 Annual General Meeting (“AGM”) of Ordinary Shareholders. The agenda and invitation for the 2008 AGM have been posted on the Company’s web site, www.fmc-ag.com. The Company has also posted on its web site two reports referred to in the AGM invitation – the report of the Company’s Supervisory Board and the report of the Company’s general partner pursuant to § 289 ss. 4 and § 315 ss. 4 of the German Commercial Code. The Company is furnishing copies of the AGM invitation and these reports with this Form 6-K.

          On or about April 18, 2008 the Depositary for the Company’s ordinary share and preference share American Depositary Receipts (“ADRs”) will distribute to ADR holders (a) the AGM agenda and invitation, (b) a voting instruction card for ordinary share ADR holders and (c) the Report of the Company’s Supervisory Board. The materials distributed by the ADR Depositary will also include certain additional information (the “Supplemental Information”) that the Company has agreed to distribute to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information relates to (i) security ownership of certain beneficial owners of the Company; (ii) trading markets for the Company’s securities, (iii) directors and senior management of the Company; (iv) compensation of the Company’s management board and our supervisory board; (v) options to purchase the Company’s securities, and (vi) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company. The Company will furnish the voting instruction card and the Supplemental Information with a report on Form 6-K when those materials are distributed to ADR holders.

          The Company’s Annual Report on Form 20-F and the Company’s 2007 Annual Report have each been posted on the Company’s web site.

EXHIBITS

     The following exhibits are being furnished with this Report:

Exhibit 99.1	English translation of Agenda and Invitation for Ordinary General Meeting to be held May 20, 2008 published in the German electronic-Bundesanzeiger (Federal Gazette)

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2007

Exhibit 99.3	Explanatory report of the General Partner on data under § 289 ss. 4, § 315 ss. 4 Commercial Code

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 7, 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

Name: Dr. Ben J. Lipps
Title: Chief Executive Officer and
Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name: Lawrence A. Rosen
Title: Chief Financial Officer